UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One)	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q
☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: September 30, 2020

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

FLOWSERVE CORPORATION
(Full Name of Registrant)

N/A
(Former Name if Applicable)

5215 N. O’Connor Blvd., Suite 2300
(Address of Principal Executive Office (Street and Number))

Irving, Texas 75039
(City, State and Zip Code)

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☑	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Flowserve Corporation (the “Company”) has determined that it is unable to file its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2020 (the “Q3 10-Q”) by November 9, 2020, the original due date for such filing, without unreasonable effort or expense due to the circumstances described below. As previously announced in the Form 8-K filed by the Company with the Securities and Exchange Commission on November 5, 2020 (the “November 5, 2020 8-K”), the Company identified accounting errors related to the recognition of a liability for unasserted asbestos claims.  The adjustments primarily relate to an incurred but not reported liability associated with unasserted asbestos claims, but also include adjustments related to the associated receivables for expected insurance proceeds for asbestos settlement and defense costs from insurance coverage and the selling, general, and administrative expense for related legal fees for periods beginning with the year ended December 31, 2014 through the second quarter of 2020 and certain other previously identified immaterial errors.

We have assessed these errors, individually and in the aggregate, and concluded that they are not material to any prior annual or interim period.  However, the aggregate amount of the prior period errors would have been material to our current interim condensed consolidated statements of income and to our anticipated full year results and therefore, we are prospectively revising our previously issued financial information.

The Company is still in the process of preparing its financial statements and associated disclosures to correct these errors, and as a result, the Company cannot file its Q3 10-Q by the due date.  The Company furnished as Exhibit 99.1 to the November 5, 2020 8-K a press release disclosing the Company’s preliminary and unaudited results for the quarter ended September 30, 2020 and Exhibit 99.2 disclosing the preliminary and unaudited impact of the above described errors on previously issued financial statements. The Company expects to file the Q3 10-Q within the five day extension period prescribed by Rule 12b-25 under the Securities Exchange Act of 1934, as amended.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Lanesha Minnix	(469)	420-3092
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☑ Yes ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes  ☑No

Cautionary Note Regarding Forward Looking Statements:

The forward-looking statements included in this report are based on our current expectations, projections, estimates and assumptions. These statements are only predictions, not guarantees. Such forward-looking statements are subject to numerous risks and uncertainties that are difficult to predict. These risks and uncertainties may cause actual results to differ materially from what is forecast in such forward-looking statements, and include, without limitation, the following: the review of the Company’s internal financial records and controls that is being conducted, including any additional time that may be required to complete the review; the timing and nature of the final resolution of the accounting issues discussed in this filing; any delay in the filing of required periodic reports with the SEC; increased regulatory, media, or financial reporting issues and practices, rumors, or otherwise; and other factors described from time to time in our filings with the Securities and Exchange Commission.

FLOWSERVE CORPORATION
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 6, 2020	By:	/s/ Lanesha Minnix
		Name:	Lanesha Minnix
		Title:	Senior Vice President, Chief Legal Officer and Corporate Secretary